U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

O'Reilly, Sr.                        Charles              H.
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   (Last)                            (First)              (Middle)

233 S. Patterson Ave.
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                                    (Street)

Springfield                          MO                     65802
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

O'Reilly Automotive, Inc. (ORLY)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

###-##-####
________________________________________________________________________________
4.   Statement for Month/Year

 December 31, 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

Co-President
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                    3.           Disposed of (D)                 Beneficially   Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            Code         -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          -----------      Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    Code    V                    (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          05/19/00                                                   71,000         D
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          05/19/00                                                   3,000          I         By Spouse
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                          Various        J4              937          D              8,255(1)       I         401(k)Plan
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                            Various  4,969(2)       D         By
                                                                                                                          employee
                                                                                                                          stock
                                                                                                                          purchase
                                                                                                                          trustee
====================================================================================================================================

F/N

(1)  12/31/01 change in computed shares in 401K Plan.

(2) The number of shares in the employee stock purchase plan increased by 327 shares in 2000. These shares are purchased regularly through an established and pre-arranged payroll deduction plan.


*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Explanation of Responses:

All share ending balances have been adjusted to reflect 100% stock dividends in the form of two stock splits: July 31, 1997 and November 15, 1999. Payment dates on the dividends were August 31, 1997 and November 30, 1999, respectively.


/s/Charles H. O'Reilly Sr.                                        02/11/02
---------------------------------------------            -----------------------
Charles H. O'Reilly Sr.                                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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